Mail Stop 3010                                                        August 18, 2009


Ronald M. Sanders, Esq.
660 Madison Avenue
Suite 1600
New York, NY 2300-3300

> **Re: Colony Financial, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed August 4, 2009**
> **File No.  333-160323**

Dear Mr. Sanders:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.      We note your response to comment 1 of our letter dated July 28, 2009.  In your response, you have provided some disclosure regarding one program with a similar investment objective. You state that you should not have to include any additional disclosure required by Guide 5 because it is not relevant or is otherwise inappropriate.  We note that Guide 5 is not limited to other programs with similar investment objectives.  Guide 5 applies to "all other programs, both public and nonpublic, that have invested primarily in real estate, regardless of the investment objectives of the programs."  See section 8.A.1. of Guide 5.  See also Instruction 3

to Tables I, II and III in Appendix II.  Please provide all of the disclosure required by Item 8 and Appendix II of Guide 5, including the prior performance tables. Please provide the prior performance tables in the manner required by Appendix II of Guide 5.

2.      We note your response to comment 6 of our letter. In response to our comment, you have revised your disclosure to state that Colony Capital *may be deemed* to be the Company's sponsor.  Please revise to clearly state that Colony Capital is the Company's sponsor. Please see Rule 405 of the 1933 Act and Item 11(d) of Form S-11.

Our Target Assets, page 6

3.      We note your response to comment 12 and corresponding revisions on pages 7, 62 and 93.  Please also disclose the targeted credit ratings of each asset class in your expected initial portfolio.

Business, page 84

Our Target Assets, page 89

4.      We note your response to comment 27 of our letter.  In this section, please revise your disclosure to clarify that you do not have a formal portfolio turnover policy and that you do not intend to adopt one.  Further, please revise your disclosure in this section to clarify that you intend to hold most of your assets for three to ten years, and disclose the circumstances that would cause you to sell your assets earlier than three years or holder your assets longer than 10 years.

Certain Relationships and Related Party Transactions, page 128

Registration Rights Agreement, page 131

5.      We note your response to comment 41 and corresponding revisions on pages 131 and 140.  Please advise us, and disclose in your next amendment, if there are any penalties associated with failure to file or maintain the effectiveness of a registration statement covering the shares owned individuals covered by this agreement.  If applicable, please revise your disclosure to include:

- the events or circumstances that would require you to transfer consideration under the arrangement other than the indemnification agreement disclosed on pages 131 and 140,

- any settlement alternatives contained in the terms of the registration payment arrangement, including the party that controls the settlement alternatives,

- the maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued). If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact shall be disclosed, and

- the current carrying amount of the liability, if any, representing your obligations under the registration payment arrangement and the income statement classification of any gains or losses resulting from changes in the carrying amount of that liability.

Refer to paragraph 12 of FSP EITF 00-19-2 (FASB ASC 825-20-50-1).

Exhibits

6.      We note your response to comment 45 of our letter.  Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ronald M. Sanders, Esq.
August 18, 2009
Page 4

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,


Sonia G. Barros
Special Counsel


cc: Samantha Gallagher, Esq.